Date: 7/11/2012

Reference: LME-12:003961 Uen

Larry Spirgel, Esq.

Assistant Director

Office of Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C 20549

U.S.A

Re:	LM Ericsson Telephone Company

Form 20-F for the fiscal year ended December 31, 2011

Filed April 4, 2012

File No 000-12033

Dear Mr. Spirgel:

On behalf of LM Ericsson (“Ericsson”), we hereby provide the following responses to the comment letter of the staff of the Division of Corporation Finance to Ericsson, dated June 28, 2012. For ease of reference, the text of the comments in the Staff’s letter has been reproduced in italics herein.

Form 20-F for the fiscal year ended December 31, 2011

General:

We acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Business Results-Segments, Networks, page 54

1. We note that you acquired Nortel’s CDMA business in 2010 to strengthen your position in North America and such acquisition created substantial value to you. We also note that you “saw the expected decline in CDMA sales and subsequent rapid shift to LTE.” In your earnings call, you disclose that your 4th quarter results in North America were “down 27% quarter to quarter, almost half year-over-year” and you expect CDMA business to decline in 2012. Please discuss the impact the “rapid shift to LTE” will have on your future CDMA business in North America and your results of operations.

For Ericsson, CDMA sales globally in 2011 accounted for less than ten percent of total sales. The sequential decline for segment Networks in North America during the fourth quarter was 27%. However, there was only a slight decline in CDMA sales; the major part of the decline was related to other products within the Networks segment. The decline year-over-year 2011 was also principally related to other products within segment Networks. The CDMA portion accounted for approximately a fifth of the total decline.

As we have consistently communicated to the market our gross margin and capital tied up is highly impacted by business mix. Business mix for us means primarily the sales share of coverage versus capacity projects. For an operator to be able to launch for instance LTE services to their customers, they first need to build coverage with the new technology. During the life cycle of the technology, which is typically more than ten years, traffic increase will drive a need for each operator to invest in capacity. Our deliverables in the coverage phase is typically more hardware centric in combination with roll-out services, which comes with lower gross margin versus the deliverables during the capacity phase, which is more software and professional services with higher margin.

The CDMA business in North America has been in the capacity cycle and transition to LTE has started, which will mean a business mix shift in the region towards more coverage than capacity during a period of time. The impact on the CDMA business is that sales will go down and at some point the technology will be put in maintenance “mode”, which means that no new major global releases of the software and hardware will be developed.

The shift from one technology to the next is something that is typical in our industry and something our customers need to keep up with. How and when our customers decide to deal with technology shifts vary depending on a number of factors. We are affected by our customers change from CDMA to LTE in the manner described above, which typically means a lower margin percentage in the beginning of the LTE phase.

Given the relative insignificance of the CDMA sales to the Group, that the reduced sales of CDMA will be replaced by sales of LTE and that such technology shifts are normal to the industry, we consider that our discussion on CDMA under item 5 in the 20F for 2011 is sufficient.

Financial Statements

C1 Significant Accounting Policies

2. We note your statement that RFR 1 related interpretations issued by the Swedish Financial Reporting Board or the Swedish Annual Accounts Act are not in conflict with IFRS. Please explain to us, in sufficient detail, how your compliance with RFR 1 “Additional rules for Group Accounting”, related interpretations issued by the Swedish Financial Reporting Board and the Swedish Annual Accounts Act have impacted your financial statements and related disclosures. In your response, please indicate those areas of accounting that are not specifically addressed by IFRS or where IFRS allows for discretion in the interpretation or application of the accounting guidance.

We have understood your question as follows. How does our compliance with RFR 1 and related interpretations affect our financial statements and related disclosures according to IFRS.

The RFR 1.1 and related interpretations (UFR) are published by “Rådet för finansiell rapportering” in Sweden, and are statutory requirements in Sweden. An unofficial translation is attached, “RFR 1, 2011”, (enclosure 1, RFR 1 version June 2011 final) for the purpose of enabling a high level understanding for the nature of these requirements.

As a general matter, the interpretations which we apply or consider provide guidance only as to the disclosure requirements, and do not, we believe, contradict any IFRS requirements applicable to us, subject to UFR 3 and UFR 6, commented below. Ericsson fully applies IFRS and these Swedish disclosure requirements demand additional information in order to be compliant with local Swedish law.

To provide a fuller understanding of how RFR 1 affects our disclosures, we present a few examples of the requirements and how they have been applied.

Addition to “IAS 19 Employee Benefits” – contains for example additional disclosures requirements about employees and gender breakdown by geographical area. The combined sum of the salaries and other compensation paid for the annual financial period to members of the board of directors, the managing director and equivalent executive employees as well as former members of the board of directors and the former managing director. Bonus payments and equivalent compensation are to be specified separately. This information is disclosed in note C28 “Information regarding members of the board of directors, the group management and employees”.

Other additions – the Company gives additional information regarding the cost for the Company’s auditors divided into audit fees, audit related fees, tax services fees and other fees. This information is disclosed in note 30 “Fees to auditors”.

In addition to RFR 1 Ericsson also follows related interpretations, UFR.

UFR 3 “Classifications of ITP plans financed through insurance in Alecta” and UFR 6 “Pension plans including several employers”.

These recommendations give guidance on how to disclose multi-employer defined benefit plans.

We have commented the accounting impact in a letter filed to SEC in April 21, 2010. File No 000-12033. (See enclosure 2, filing April 21, 2010 C17 Post-Employment Benefits)

Sincerely yours,
TELEFONAKTIEBOLAGET LM ERICSSON (publ)

/s/ JAN FRYKHAMMAR
Jan Frykhammar
Telefonaktiebolaget LM Ericsson
Executive Vice President and Chief Financial Officer

Enclosure 1 – (RFR 1 version June 2011 final)

(The following is an unofficial English version of the Swedish original to be used for information purposes only.)

RÅDET för FINANSIELL RAPPORTERING

RFR 1.1

Updated June 2011

SUPPLEMENTARY ACCOUNTING RULES FOR GROUPS

INTRODUCTION

Under Regulation (EC) No 1606/2002 of 19 July 2002 of the European Parliament and of the Council on the application of international accounting standards, with effect from 1 January 2005, companies whose securities as at the balance sheet date are admitted to trading on a regulated market[1] in the EU must prepare their consolidated financial statements in conformity with IFRS[2] standards adopted by the European Commission (the EU).

In addition to IFRS, enterprises whose transferable securities are admitted to trading on a regulated market in Sweden (referred to below as listed legal entities) also, however, must apply certain provisions of the Annual Accounts Act (see Chapter 7, section 32 of the Annual Accounts Act (1995:1554) and Government Bill 2004/05:24 in preparing consolidated financial statements. These include provisions regulating the determination of an enterprise as a parent company, of the existence or non existence of an obligation to prepare consolidated financial statements, as well as including provisions regarding the Directors’ report, interim reports and as regards publication of these reports. In addition, there are a number of provisions of a formal nature (concerning language and form, and as regards signatures), as well as certain requirements regarding supplementary information for which there is no equivalent IFRS.

This recommendation, RFR 1, provides standards supplementing the statutory provisions mentioned above.

Regarding the regulations:

•   regarding interim reports, refer to Chapter 9 of the Annual Accounts Act and

•   regarding publication and the signing of half yearly reports, refer to Chapter 16 of the Securities Market Act (2007:528).

Relationship between RFR 1 and the regulations and general guidelines of the Swedish Financial Supervisory Authority

As well as statutory provisions and the Recommendations of the Swedish Financial Reporting Board (the Board), the presentation of financial statements for credit institutions, securities companies and insurance companies is affected by regulations and general guidelines from the Swedish Financial Supervisory Authority. In exceptional cases where these stipulate reporting which differs from the Board’s recommendations, the regulations and general guidelines of the Swedish Financial Supervisory Authority are to be applied.

[1]          By a regulated market is understood to imply, at present, the OMX Nordic Exchange Stockholm AB and the Nordic Growth Market NGM AB.

[2]         By IFRS is meant, in this recommendation, International Financial Reporting Standards and International Accounting Standards with associated interpretations form the International Financial Reporting Interpretations Committee and the Standing Interpretations Committee.

IFRS which have not yet been adopted by the EU

The EU has stipulated in published comments[1] the regulations applying to consolidated accounts when a standard is not adopted. The following are apparent from these comments:

•         If a standard is not adopted by the EU, it is subsequently not necessary, or in certain cases, not permitted for a company to apply such a standard in preparing its financial statements in accordance with IAS Regulation.

•         If a standard which has been rejected or has not yet been adopted by the EU is not inconsistent with endorsed standards and if it is consistent with the conditions set out in IAS 8, points 10–12, such standard may be used as guidance.

•         To the extent that a standard which has not been yet been adopted by the EU or which has been rejected by the EU conflicts with a standard which has been adopted – for example in the case of a change in an adopted standard and, thereby, comes into conflict with adopted standards – the standard which is yet to be adopted or has been rejected is not to be applied. The company must continue to fully apply the standard adopted by the EU.

The EU clarified at the end of 2005 that in cases where the IASB publishes a new or revised standard before the balance sheet date which has been adopted by the EU and publishes the standard in its Official Journal first after the balance sheet date in question but prior to the financial statements being presented, then the standard can be applied by the company if it allows application as at that balance sheet date.

Relationship between RFR1 and standards issued by the IASB

RFR 1 is based on the standards and statements issued by the IASB and IFRIC and which have been adopted by the EU Commission. As new and revised IFRS standards are adopted by the EU or Swedish legislation is amended, the Board will assess the need for exceptions and additions to IFRS and publish new versions of RFR 1. The most recent version of RFR 1 can be found on the Board’s website, www.radetforfinansiellrapportering.se.

RFR 1 stipulates the supplements to the standards issued by IASB and whose coming into effect implies that they are to be applied in financial reports regarding periods beginning 1 January 2011 or later. Advance application is encouraged.

RFR 1 June 2011 is to be applied to financial years beginning on or after 1 January 2011, unless stated otherwise in the respective standards or statements. For further instructions regarding split financial years, refer to the Board’s web site www.radetforfinansiellrapportering.se, under the heading “Financial year”.

[1]          Comments to certain articles in the European Parliament’s and Council’s regulations (EC) No 1606/2002, 19 July 2002, regarding the application of international accounting standards and the Council’s fourth Directive, 78/660/EEG of 25 July 1978 and the seventh Directive 83/349/EEG of 13 June 1983 regarding accounting.

SUPPLEMENTARY ACCOUNTING RULES FOR GROUPS
OBJECTIVE
The purpose of this recommendation is to provide guidance concerning disclosure requirements in the Annual Accounts Act which are to be applied together with IFRS in the preparation of consolidated accounts.	1
SCOPE
This recommendation is to be applied in accounting by enterprises whose transferable securities at the balance sheet date are admitted to trading on a regulated market in Sweden (also referred to below as listed legal entities) in the preparation of consolidated accounts.	2
This recommendation is based on the IFRSs, IASs, IFRICs and SICs adopted by the EU at 1 June 2011.
ADDITIONS TO IFRS

It follows from Regulation (EC) No 1606/2002 of 19 July 2002 of the European Parliament and of the Council on the application of international accounting standards that an enterprise whose securities at the balance sheet date are listed on a regulated market in the EU has to prepare consolidated accounts in accordance with the IFRS standards adopted by the EU. Chapter 7, section 32 of the Annual Accounts Act and Government Bill 2004/05:24 state that such an enterprise also has to apply certain provisions of the aforementioned Act. An enterprise therefore has to apply the additions to IFRS below.

3

Regarding the provisions on the Directors’ report, reference should be made to Chapter 7, section 31 of the Annual Accounts Act, on publication to Chapter 8 of the Annual Accounts Act, on signature and certification of the report to Chapter 16 of the Securities Markets Act and, as regards appeal, to Chapter 10 of the Annual Accounts Act.

Addition to IAS 1 Presentation of Financial Statements

Under Chapter 7, section 32 of the Annual Accounts Act, with reference to Chapter 5, section 14 of the Annual Accounts Act an enterprise has to present a specification of changes in equity during the period. In the view of the Board this requirement is met if reference is made to the financial statements indicated in IAS 1 paragraph 10 (c).	4
Addition to IAS 16 Property, Plant and Equipment

This point has been withdrawn.	5
Addition to IAS 19 Employee Benefits

An enterprise has to provide the following information for each annual financial period under the Chapter 7, section 32 of the Annual Accounts Act:

a)      The average number of employees during the annual financial period with information on the gender breakdown. If the enterprise has employees in more than one country, the average number of employees and the gender breakdown in each country is to be stated. See Chapter 5, section 18 of the Annual Accounts Act.

b)      The gender breakdown among the members of the board of directors, the managing director and other persons in the management of the enterprise. The gender breakdowns among the members of the board of directors and of other persons in the management of the enterprise are to be provided separately. The information provided is to pertain to the situation prevailing on the balance sheet date. See Chapter 5, section 18 b of the Annual Accounts Act.

c)      The combined sum of the salaries and other compensation paid for the annual financial period to members of the board of directors, the managing director and equivalent executive employees as well as former members of the board of directors and the former managing director. Bonus payments and equivalent compensation are to be specified separately. All persons in the company management are to belong to the group to which the company has to disclose the aggregate amount of salaries and other compensation for the annual financial period. The number of persons in this group is to be specified. In addition, information is to be provided on salaries and other compensation for the annual financial period at individual level for each of the members of the board of directors and for the managing director and, where appropriate, former such executive employees. An exception applies, however, in respect of employee representatives. Deputy members of the board of directors are placed on a par with members of the board of directors and a deputy managing director is placed on a par with the managing director. See Chapter 5, sections 20, 23 and 24 of the Annual Accounts Act.

d)      The aggregated sum of costs and obligations relating to pensions or similar benefits to members of the board of directors, the managing director or equivalent executive employees, as well as former members of the board of directors and the former managing director. All persons in the company’s management are to belong to the group for which the

6

company has to disclose the aggregated sum of costs and obligations pertaining to pensions or similar benefits for the annual financial period. The number of persons in this group is to be specified. In addition, information is to be provided on costs and obligations for the annual financial period at individual level for each of the members of the board of directors and for the managing director and, where appropriate, former such executive employees. An exception applies, however, in respect of employee representatives. Deputy members of the board of directors are placed on a par with members of the board of directors and a deputy managing director is placed on a par with the managing director. See Chapter 5, sections 22, 23 and 24 of the Annual Accounts Act.

e)       If the enterprise has entered into agreements on severance pay or similar benefits for members of the board of directors, the managing director or other persons in the management of the enterprise, information is to be provided on the agreements and on the substantive conditions in the agreements. See Chapter 7, section 32 of the Annual Accounts Act, with reference to Chapter 5, section 25 of the Annual Accounts Act.

Addition to IAS 24 Related Party Disclosures

Under Chapter 5, section 12 of the Annual Accounts Act, an enterprise is to provide information on loans, pledged assets and other security as well as contingent liabilities entered into for the benefit of a member of the board of directors, managing director or equivalent executive employee of the company or of another enterprise belonging to that group1).	7

The information is to contain2)

•       The amount of loans provided.

•       Principal terms of the loans.

•       Interest rates.

•       Amounts repaid during the annual financial year.

•       The nature of pledged assets and contingent liabilities entered into.

•       The total amount of the loans for which assets have been pledged.

•       The borrower’s relationship to the enterprise providing the loan, pledging the assets or which has entered into an agreement implying a contingent liability.

1)         Chapter 21, sections 1–6 of the Companies Act prohibits limited companies from making loans and pledging security for loans to, among others, a member of the board of directors or managing director of the enterprise or another enterprise in the same group. Under Chapter 21, sections 8–9 of the Companies Act such loans may, however, be made or security pledged under certain circumstances after permission has been obtained. Such loans are to be disclosed in the balance sheet under Annex 1 to the Annual Accounts Act. Information is also to be provided for such loans as have been made to members of the board of directors and managing directors before they took up their current positions in the enterprise.

2)        In credit institutions and securities companies, under Chapter 5, section 2 of the Annual Accounts Act for Credit Institutions and Securities Companies information on principal terms of loan, interest rates and sums repaid during the annual financial period may be omitted.

Addition to IAS 27 Consolidated and Separate Financial Statements

If different valuation principles are applied in the consolidated accounts and in the annual accounts, under Chapter 7, section 12, first paragraph of the Annual Accounts Act information on this is to be provided in a note with an indication of the reasons for the deviation.	8

The issue of whether an enterprise is obliged to prepare consolidated accounts or not is to be settled by applying the provisions of the Annual Accounts Act (i.e. the definition of a group in Chapter 1 section 4 and the rules on obligation or exemption from obligation to prepare consolidated accounts in Chapter 7, sections 1–3a). When it has been clarified that an enterprise, according to these provisions, is to be regarded as a parent and obliged to prepare consolidated accounts, the issue arises of which enterprises are to be covered by the consolidated accounts. The rules contained in IAS 27 are to be applied in this evaluation.

9
Addition to IAS 40 Investment Property

This point has been withdrawn.	10
Other additions

In addition to the information to be provided in accordance with IFRS, a limited liability company under Chapter 7, section 32 of the Annual Accounts Act, with reference to Chapter 5, section 21 of the Annual Accounts Act, is to provide information on the total compensation for the annual financial year paid to each of the company’s auditors and the audit firms in which the auditors are employed. Separate information is to be provided on the portion of such compensation pertaining to: the audit engagement, engagements other than the audit engagement, tax services and any “other” services.	11

EFFECTIVE DATE
In the absence of other requirements in each respective standard and interpretation, RFR 1 June 2011 is to be applied in the presentation of financial statements relating to annual financial periods beginning on or after 1 January 2011. For further information regarding split financial periods, refer to the Swedish Financial Reporting Board’s webpage www.radetforfinansiellrapportering.se and refer to the heading “Financial year”.	12
WITHDRAWAL OF RFR 1 December 2010
This recommendation supersedes the previous recommendation RFR, 1 December 2010.	13

ANNEX 1

COMPARISON WITH RFR 1 December 2010

The previous edition of the recommendation was published in December 2010. The new recommendation is to be applied to financial years beginning on or after 1 January 2011, unless stated otherwise in the respective standards or statements. For further instructions regarding split financial years, refer to the Board’s web site www.radetforfinansiellrapportering.se, under the heading “Financial year”.

The new standards and interpretations which have been adopted since RFR 1 December 2010 have not resulted in any new additions or exceptions in the recommendation.

Points 5 and 10 have been withdrawn with reference to changes in the Annual Accounts Act.

ANNEX 2	STANDARDS AND INTERPRETATIONS ADOPTED SINCE RFR 1 December 2010
Improvements to IFRSs (published by IASB in May 2010).

ANNEX 3	STANDARDS AND INTERPRETATIONS PUBLISHED BUT NOT YET ADOPTED

The following new and updated standards and new interpretations have been published by IASB/IFRIC but have not been adopted by the EU as per 2011-06-01.

a) IFRS 9 Financial Instruments

b) Amendments to IFRS 7 Financial Instruments: Disclosures

c) Deferred Tax: Recovery of Underlying Assets, Amendments to IAS 12

d) Severe Hyperinflation and Removal of Fixed Dates for First-Time Adopters, Amendments to IFRS 1

e) IFRS 10 Consolidated Financial Statements

f) IFRS 11 Joint Arrangements

g) IFRS 12 Disclosure of Interests in Other Entities

h) IFRS 13 Fair Value Measurement

i) IAS 27 Separate Financial Statements

j) IAS 28 Investments in Associates and Joint Ventures

Enclosure 2, excerpt from filing April 21, 2010.

“C17 Post-Employment Benefits

Section Seven: Summary Information on Pension Plans per Geographical Zone, page 105

7. Please tell us in more detail why you believe it is appropriate to account for a multi-employer defined benefit plan as a defined contribution plan. In addition, tell us why you believe it is appropriate that Alecta’s actuarial assumptions should be different from those in IAS 19.

Ericsson in Sweden has secured the disability-and survivors’ pension part of the ITP plan (Supplementary pension for salaried employees) through an insurance solution with the insurance company Alecta. Alecta is a Swedish mutual owned insurance company and manage the large part of the pensions for salaried employees in Sweden. The plan is classified as a defined benefit plan as well as a multi-employer plan.

Alecta cannot provide the companies participating in this plan with reliable details on their share of obligations, plan assets and costs allowing them to do an appropriate actuarial calculation. As a result, there is no consistent and reliable basis to allocate assets and liabilities to the participating entities within the ITP insurance.

Therefore Ericsson has, since the implementation of IFRS, classified this multi-employer plan as a defined contribution plan according to IAS 19 paragraph 30 a, and follows the disclosure requirements according to IAS 19 paragraph 30b.

This accounting and reporting is made as prescribed by the Swedish National Standard Setter (Radet for Finansiell rapportering) interpretation of the ITP plan with Alecta under IFRS as well as the treatment of the ITP plan with Alecta of the other large listed companies in Sweden.

In addition, tell us why you believe it is appropriate that Alecta’s actuarial assumptions should be different from those in IAS 19.

As noted in the Company’s response to the previous question, the Company does not have sufficient information available regarding its participation in the Alecta plan to use defined benefit accounting for the plan and accordingly, accounts for the plan as if it were a defined contribution plan. The Company’s disclosures regarding the Alecta plan take into account paragraph 30 c of IAS 19 which indicates that to the extent that a surplus or deficient in such a plan may affect the amount of future contributions, certain additional disclosures regarding the surplus or deficit should be provided. These disclosures include 1) any available information about that surplus or deficit, 2) the basis used to determine that surplus or deficit, and 3) the implications, if any, for the entity. The Company, however, does not have access to timely information about any surplus or deficit in the Alecta plan or information about the implications of any surplus or deficit to the Company’s future contributions, and instead has disclosed available information regarding the target funding ratio used by Alecta as well as the actuarial assumptions used for determining funding levels in note C17. Since the plan is accounted as a defined contribution plan, the Company believes the disclosure that the actuarial assumptions used by Alecta are different than those in IAS 19, is simply a factual statement and appropriate for disclosure purposes in accordance with IAS 19. Since the implementation of IFRS in 2005 the Company has disclosed in the Post-Employment Benefits financial note the collective funding ratio of Alecta, except for the year 2009. The collective funding ratio for 2009 was 141 percent. The Company will in future filings disclose this ratio.”